Ballard Power Systems and Nokia Siemens Network

Press Release

Vancouver, B.C. – November 19, 2012

Nokia Siemens Networks, Ballard Power Systems develop fuel cell backup power for mobile networks

Designed to support mobile networks during and after commercial grid outages
Passed NTT DOCOMO evaluation tests and Japan statutory approval for power supply

Nokia Siemens Networks is working with Ballard Power Systems, Inc. to develop mobile networks that can continue to operate during power blackouts. Japanese operator NTT DOCOMO has evaluated the Nokia Siemens Networks Flexi Multiradio base station with integrated fuel cell* backup for potential commercial deployment. The solution has been installed at a DOCOMO R&D Center test site in Japan’s Yokosuka Research Park (YRP).

“Mobile networks can be vital when a natural disaster strikes, and power outages make other forms of communication difficult,” said Mark Donaldson, head of mobile broadband energy solutions at Nokia Siemens Networks. “Integrating fuel cells with our base stations can significantly increase the resilience of the mobile networks we provide.”

“Our fuel cell systems provide power for extended periods during outages caused by natural calamities and commercial grid failures,” said Larry Stapleton, vice president of sales at Ballard. “The collaboration with Nokia Siemens Networks has helped us leverage our service and integration expertise in order to deliver an emergency-ready alternative power solution for mobile networks.”

Backup power solutions based on fuel cell technology deliver a number of advantages over conventional batteries and diesel generators. These include higher reliability across a wide range of operating conditions, lower maintenance costs, longer operating life as well as reduced size, weight, installation footprint, noise signature and environmental impact.

The fuel cell weight and size are significantly less in comparison to existing lead acid batteries that are typically used in many base stations to provide backup power for extended outages. The base station and fuel cell combination developed by Nokia Siemens Networks with Ballard can provide 4.5 kilowatts of power for approximately 40 hours on a single tank of fuel.

The solution from Nokia Siemens Networks and Ballard has already received the Ministry of Economy, Trade and Industry (METI) statutory approval in Japan. After delivering and setting up the fuel cell at a test site in YRP, Nokia Siemens Networks participated in and cleared DOCOMO’s evaluation tests.

About Nokia Siemens Networks
Nokia Siemens Networks is the world’s specialist in mobile broadband. From the first ever call on GSM, to the first call on LTE, we operate at the forefront of each generation of mobile technology. Our global experts invent the new capabilities our customers need in their networks. We provide the world’s most efficient mobile networks, the intelligence to maximize the value of those networks, and the services to make it all work seamlessly. With headquarters in Espoo, Finland, we operate in over 150 countries and had net sales of over 14 billion euros in 2011. http://www.nokiasiemensnetworks.com

About Ballard Power Systems, Inc.
Ballard Power Systems (TSX: BLD) (NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products deliver incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.**

Media Enquiries

Nokia Siemens Networks
Shinji Kimura
Marketing and Corporate Affairs, Japan
Phone: +81 3 5474 6647
E-mail: shinji.2.kimura@nsn.com

Media Relations
Phone: +358 7140 02869
E-mail: mediarelations@nsn.com

Ballard
Guy McAree
Phone: +1 604 412 7919
Email: investors@ballard.com or media@ballard.com

Notes:
*A fuel cell is a device that converts the chemical energy from a fuel into electricity through a chemical reaction with oxygen or another oxidizing agent. Hydrogen is the most common fuel, but hydrocarbons such as natural gas and alcohols such as methanol are sometimes used. Fuel cells are different from batteries in that they require a constant source of fuel and oxygen to run, but they can produce electricity continually for as long as these inputs are supplied.

• This release contains forward-looking statements concerning the benefits of our products to customers. These forward-looking statements reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard’s assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand and include the Company’s expectations regarding the potential benefits of the proposed transaction and the timing and success of future product development efforts.

These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.